Fidelity INVESTMENTS

December 10, 2007

U.S. Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20543

Re: Fidelity Investments Mutual Funds (FMR LLC)
Rule 17g Compliance Filing
Fidelity Bond Coverage Period: July 1, 2007 – June 30, 2008

To Whom it May Concern,

In follow-up to the September 27, 2007 filing of the lead bond insurance policy for the Fidelity Investments Mutual Funds (Accession Number 0000880195-07-000344), we submit herewith copies of the following bond policies that provide coverage excess of the referenced lead policy:

1. Federal Insurance Company Policy No. 82047565
   Participation: 10M x 65M
2. St. Paul Mercury Insurance Company Policy No. 490PB1613
   Participation: 20M x 75M
3. Continental Insurance Company Policy No. 287042220
   Participation: 5M x 95M
4. Lloyd's Policy No. FB0704542
   Participation: 18M p/o 50M x 100M
5. Zurich American Insurance Company Policy No.
   Participation: 12M p/o 50M x 100M

Copies of additional bond insurance policies that have not been issued yet will be filed upon receipt.

Please contact me at 617-563-0386 with any questions.

Sincerely,

Peter B. Burd, Vice President
Fidelity Insurance & Risk Management

Chubb Group of Insurance Companies

15 Mountain View Road, Warren, New Jersey 07059

DECLARATIONS
FINANCIAL INSTITUTION
EXCESS BOND FORM E

Bond Number: 82047565

NAME OF ASSURED:

ALL FIDELITY FUNDS

C/O FMR CORP - 82 Devonshire Street, V11d
BOSTON, MA 02109

FEDERAL INSURANCE COMPANY
Incorporated under the laws of Indiana,
a stock insurance company, herein called the COMPANY

Capital Center, 251 North Illinois, Suite 1100
Indianapolis, IN 46204-1927

ITEM 1. BOND PERIOD: from 12:01 a.m. on July 1, 2007
to 12:01 a.m. on July 1, 2008

ITEM 2. AGGREGATE LIMIT OF LIABILITY: $10,000,000

ITEM 3. SINGLE LOSS LIMIT OF LIABILITY: $10,000,000

ITEM 4. DEDUCTIBLE AMOUNT: See Endorsement No.3

ITEM 5. PRIMARY BOND:

Insurer:	American International Specialty Lines Insurance Company
Form and Bond No.:	05996516
Limit:	$25,000,000 Single Loss / $25,000,000 Aggregate
Deductible:	$400,000 Single Loss/ $400,000 Aggregate
Bond Period:	July 1, 2007 to July 1, 2008

ITEM 6. COVERAGE EXCEPTIONS TO PRIMARY BOND:

NOTWITHSTANDING ANY COVERAGE PROVIDED BY THE PRIMARY BOND, THIS EXCESS BOND DOES NOT DIRECTLY OR INDIRECTLY COVER: N/A

ITEM 7. TOTAL OF LIMITS OF LIABILITY OF OTHER UNDERLYING BONDS, EXCESS OF PRIMARY BOND:
$40,000,000 Single Loss/ $40,000,000 Aggregate

ITEM 8. THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:
1-3

IN WITNESS WHEREOF, THE COMPANY issuing this Bond has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by a duly authorized representative of the Company.

W. Andrew Macan
Secretary

Thomas F. Motamed
President

September 19, 2007
Date

Robert Hamburger
Authorized Representative

ST PAUL TRAVELERS

☐ ST. PAUL FIRE AND MARINE INSURANCE COMPANY
☒ ST. PAUL MERCURY INSURANCE COMPANY
☐ ST PAUL GUARDIAN INSURANCE COMPANY
A Capital Stock Company

EXCESS FOLLOW FORM
ST. PAUL TRAVELERS FORM

DECLARATIONS: Excess Follow Form Number: 490PB1613

The Company designated above (herein called Underwriter) issues this Excess Follow Form to:

Item 1. Named Insured:
ALL FIDELITY FUNDS
C/O FMR CORPORATION
82 DEVONSHIRE STREET
BOSTON, MA 02109

(herein called Insured).

Item 2. Excess Follow Form Period: The Excess Follow Form Period shall be effective at 12:01 A.M. on July 1, 2007 and expire at 12:01 A.M. on July 1, 2008 local time as to each of said dates, subject to Section 5. of the Terms, Conditions and Limitations of this Excess Follow Form.

Item 3. Single Loss Limit of Liability: $20,000,000

Item 4 Aggregate Limit of Liability: $20,000,000

Item 5. Schedule of Underlying Insurance:

(A) 1. Underlying Insurer: National Union Fire Insurance Company of Pittsburgh, Pa.
2. Bond or Policy Number: 599-65-16
3. Bond or Policy Period: From: July 1, 2007 To: July 1, 2008
4. Limit of Liability:
Single Loss Limit of Liability $25,000,000
Aggregate Limit of Liability $25,000,000
5. Single Loss Deductible: $400,000

(B) 1. Underlying Insurer: ACE American Insurance Company
2. Bond or Policy Number: DOX G21661612 002
3. Bond or Policy Period: From: July 1, 2007 To: July 1, 2008
4. Limit of Liability:
Single Loss Limit of Liability $15,000,000
Aggregate Limit of Liability $15,000,000

(C) 1. Underlying Insurer: Lloyd's of London
2. Bond or Policy Number: FB0704541
3. Bond or Policy Period: From: July 1, 2007 To: July 1, 2008
4. Limit of Liability:
Single Loss Limit of Liability $10,000,000
Aggregate Limit of Liability $10,000,000

(D) 1. Underlying Insurer: Endurance Specialty Insurance Ltd.
2. Bond or Policy Number: P006738002
3. Bond or Policy Period: From: July 1, 2007 To: July 1, 2008
4. Limit of Liability:
Single Loss Limit of Liability $15,000,000
Aggregate Limit of Liability $15,000,000

(E) 1. Underlying Insurer: Federal Insurance Company
2. Bond or Policy Number: 8204-7565
3. Bond or Policy Period: From: July 1, 2007 To: July 1, 2008
4. Limit of Liability:
Single Loss Limit of Liability $10,000,000
Aggregate Limit of Liability $10,000,000

Item 6. Total amount of Underlying Single Loss Limit of Liability

The total amount of Underlying Single Loss Limit of Liability is $75,000,000 plus any Single Loss Deductible under the Bond or Policy identified in Item 5. (A) of the Declarations of this Excess Follow Form.

Item 7. Total amount of Underlying Aggregate Limit of Liability each Excess Follow Form Period

The total amount of Underlying Aggregate Limit of Liability each Excess Follow Form Period is $75,000,000 plus any Single Loss Deductible under the Bond or Policy identified in Item 5. (A) of the Declarations of this Excess Follow Form.

Item 8. Subject to the Declarations, Insuring Clause, Terms, Conditions and Limitations and Endorsements of this Excess Follow Form and as excepted below, this Excess Follow Form follows the form of:

Insurer's Name:
Bond or Policy Number:
Effective Date:

Except as provided below:

Item 9. The Insured, by acceptance of this Excess Follow Form, gives notice to the Underwriter terminating or canceling prior Bond or Policy Numbers 490PB1192 such termination or cancellation to be effective as of the time this Excess Follow Form becomes effective.

Item 10. The liability of the Underwriter is subject to the terms of the following endorsements attached hereto:

Secretary President

Executed this 7th day of August, 2007.

Countersigned

XS100 Ed. 5/2005

EXCESS FOLLOW FORM
St. Paul Travelers Form

INSURING CLAUSE

In consideration of the payment of the premium, and in reliance upon completeness and accuracy of the statements and disclosures made to the Underwriter and any issuer of Underlying Insurance by application, including all attachments, subject to the Declarations, Insuring Clause, Terms, Conditions and Limitations and Endorsements of this Excess Follow Form, this Excess Follow Form is subject to the same Insuring Clause(s), Terms, Conditions and Limitations and Endorsements as provided by the Bond or Policy identified in Item 8. of the Declarations of this Excess Follow Form. In no event shall this Excess Follow Form provide broader coverage than would be provided by the most restrictive Underlying Insurance.

This Excess Follow Form is not subject to the same premium or the Limit of Liability of the Bond or Policy identified in Item 8. of the Declarations.

TERMS, CONDITIONS AND LIMITATIONS

Section 1. Underlying Coverage

A. The Insured(s) shall notify the Underwriter in writing, as soon as practicable, of a failure to maintain in full force and effect, without alteration, the coverage and provisions of the Bond(s) or Policy(ies) identified in Item 5. of the Declarations.

B. In the event there is no recovery available to the Insured as a result of the insolvency of any Underlying Insurer or the Insured's failure to comply with the maintenance of any Underlying Insurance, the coverage hereunder shall apply as excess of the amount of all Underlying Insurance plus the amount of any applicable deductible to the same extent as if the Underlying Insurance were maintained in full force and effect.

C. If the coverage and provisions of the Bond or Policy identified in Item 8. of the Declarations are altered, the Insured shall, as soon as practicable, give the Underwriter written notice of such alteration(s); and upon receipt of written consent to such alteration(s) from the Underwriter, the Insured shall pay any additional premium required by the Underwriter. This Excess Follow Form shall not follow the form of any alteration(s) to the Bond or Policy identified in Item 8. of the Declarations unless such written notice thereof is given by the Insured(s) to the Underwriter, the Underwriter gives written consent to such alteration(s) and the Insured(s) pay(s) any additional premium required by the Underwriter.

D. Except as provided in Sections 2.D. and 2.E. below, in no event shall the Underwriter be liable to pay loss under this Excess Follow Form until the total amount of the Underlying Single Loss Limit of Liability as stated in Item 6. of the Declarations has been exhausted solely by reason of the payment of loss by the Underlying Insurer(s) as covered loss under the applicable Underlying Insurance.

E. Any claim, loss or coverage that is subject to a Sublimit in any Underlying Insurance shall not be considered covered loss under this Excess Follow Form, but shall, for purposes of this Excess Follow Form, reduce or exhaust the Underlying Limit of Liability to the extent such payment reduces or exhausts the aggregate limit(s) of liability of such Underlying Insurance.

Section 2. Limit of Liability

A. Payment by the Underwriter of loss covered under this Excess Follow Form shall reduce the Aggregate Limit of Liability of this Excess Follow Form set forth in Item 4. of the Declarations. In the event of exhaustion of the Aggregate Limit of Liability of this Excess Follow Form set forth in Item 4. of the Declarations, the Underwriter shall be relieved of all further liability under this Excess Follow Form.

B. The Underwriter's maximum liability for a Single Loss covered under this Excess Follow Form shall not exceed the amount of the Single Loss Limit of Liability stated in Item 3. of the Declarations. Also, the Underwriter's maximum liability for all loss(es) in the aggregate covered under this Excess Follow Form shall not exceed the amount of the Aggregate Limit of Liability stated in Item 4. of the Declarations, which shall be the maximum liability of the Underwriter in the Excess Follow Form Period stated in Item 2. of the Declarations.

C. Except as provided in Sections 2.D. and 2.E. below, the Underwriter shall only be liable to make payment for a Single Loss covered under this Excess Follow Form after the total amount of the Underlying Single Loss Limit of Liability as stated in Item 6. of the Declarations has been paid solely by reason of the payment of loss by the Underlying Insurer(s) as covered loss under the applicable Underlying Insurance.

D. In the event the total amount of the Underlying Aggregate Limit of Liability as stated in Item 7. of the Declarations is reduced solely by reason of the payment of covered loss by any Underlying Insurer to an amount less than the total amount of the Underlying Single Loss Limit of Liability as stated in Item 6. of the Declarations, this Excess Follow Form shall pay covered loss excess of the reduced total amount of Underlying Aggregate Limit of Liability, but not to exceed the amount of the Single Loss Limit of Liability stated in Item 3. of the Declarations, and subject always to the remaining Aggregate Limit of Liability of this Excess Follow Form.

E. In the event of exhaustion of the total amount of Underlying Aggregate Limit of Liability as set forth in Item 7. of the Declarations, solely by reason of the payment of covered loss by the Underlying Insurer(s), this Excess Follow Form shall continue in force as primary insurance, provided always that this policy shall only pay covered loss excess over any retention or deductible amount otherwise applicable under the Underlying Insurance scheduled in Item 5. (A) of the Declarations, such amount not to exceed the Single Loss Limit of Liability stated in Item 3. of the Declarations and subject always to the remaining Aggregate Limit of Liability of this Excess Follow Form.

Section 3. Joint Insureds

If two or more Insureds are covered under this Excess Follow Form, the first named Insured shall act for all Insureds. Payment by the Underwriter to the first named Insured or to any named Insured of loss covered under this Excess Follow Form shall fully release the Underwriter on account of such loss. The liability of the Underwriter for loss(es) sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss(es) been sustained by one Insured.

Section 4. Notice / Proof of Loss - Legal Proceedings Against Underwriter

A. The Insured(s) shall, within the time and manner prescribed in the Bond or Policy identified in Item 8. of the Declarations, give the Underwriter notice of any loss of the kind covered by this Excess Follow Form, whether or not the Underwriter is liable therefor in whole or in part, and upon request of the Underwriter, the Insured(s) shall file with the Underwriter a written statement of such loss and a copy of all correspondence between the Insured(s) and any Insurer identified in Item 5. of the Declarations. Notice given to any Insurer identified in Item 5. of the Declarations of this Excess Follow Form shall not constitute notice as required under Section 4. of the Terms, Conditions and Limitations of this Excess Follow Form.

B. The Insured(s) shall, within the time and manner prescribed in the Bond or Policy identified in Item 8. of the Declarations, file with the Underwriter a proof of loss for any loss of the kind covered by this Excess Follow Form, whether or not the Underwriter is liable therefore in whole or in part, and upon request of the Underwriter the Insured(s) shall furnish a copy of all documents provided to or made available to any Insurer identified in Item 5. of the Declarations in support of any proof of loss filed with such Insurer. Filing of a proof of loss with any Insurer identified in Item 5. of the Declarations shall not constitute filing a proof of loss with the Underwriter as required in Section 4. of the Terms, Conditions and Limitations of this Excess Follow Form.

C. Legal proceedings against the Underwriter shall be commenced within the time prescribed in the Bond or Policy identified in Item 8. of the Declarations and only after complying with all the Terms, Conditions and Limitations of this Excess Follow Form.

D. Notice and proof of loss under this Excess Follow Form shall be given to the Professional E&O Claim Unit, Mail Code 508F, 385 Washington Street, St. Paul, MN 55102.

Section 5. Excess Follow Form Period

A. The term Excess Follow Form Period as used in this Excess Follow Form shall mean the lesser of the period stated in Item 2. of the Declarations or the time between the effective date and the termination date of this Excess Follow Form.

B. The Aggregate Limit of Liability set forth in Item. 4. of the Declarations shall not be cumulated regardless of the number of Excess Follow Form Periods this Excess Follow Form has been in force; the number of renewals of this Excess Follow Form by the Underwriter; any extensions of the Excess Follow Form Period of this Excess Follow Form by the Underwriter; the number of and amount of premiums paid by the Insured, or the number of Excess Follow Form Periods of this Excess Follow Form in which the acts giving rise to a loss(es) were committed or occurred.

Section 6. Single Loss Defined

As used herein, Single Loss shall be defined as that term, or any similar term, as defined in the Bond or Policy identified in Item 8. of the Declarations.

Section 7. Cancellation of this Excess Follow Form by the Underwriter or the Insured

This Excess Follow Form terminates as an entirety upon occurrence of any of the following: (a) after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this Excess Follow Form in accordance with the conditions and limitations of any Bond or Policy identified in Item 5. of the Declarations, (b) immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this Excess Follow Form, or (c) immediately upon cancellation, termination or nonrenewal of the Underlying Bond or Policy identified in Item 8. of the Declarations, whether by the Insured or the applicable Underwriter.

In witness whereof, the Underwriter has caused this Excess Follow Form to be executed on the Declarations page.

CNA

40 Wall Street, New York, NY 10005

Declarations
EXCESS INSURANCE POLICY

CUSTOMER NUMBER		DATE ISSUED
40420		
POLICY NUMBER	**COVERAGE IS PROVIDED BY**	**PRODUCER NO.**
287042220	Continental Insurance Company (herein called 'Underwriter')	702859

NAMED INSURED AND ADDRESS	PRODUCER NAME AND ADDRESS
Item 1. All Fidelity Funds (herein called 'Insured') (as more fully set forth in the Primary Underlying Insurance shown in Item 5. below) 82 Devonshire Street Boston, MA 02109	Aon Risk Services Inc of New York 199 Water st., 30th Floor New York, NY 10038 Attn: Paul Figliozzi

Item 2. Bond Period: from 12:01 a.m. on 7/1/2007 to 12:01 a.m. on 7/1/2008 standard time.

Item 3. Aggregate Limit of Liability: $5,000,000

Item 4. Single Loss Limit of Liability: $5,000,000

Item 5. Underlying Insurance:

Primary Underlying Insurance	Policy No.	Aggregate Limit of Liability	Single Loss Limit of Liability	Deductible
American International Specialty Insurance Company	599-65-16	$25,000,000	$25,000,000	$5,000,000

Excess Underlying Insurance	Policy No.	Aggregate Limit of Liability	Single Loss Limit of Liability
ACE American Insurance Company	DOX G21661612002	$15,000,000	$15,000,000
London	B0823FB0704541	$10,000,000	$10,000,000
Endurance Speciality Insurance Ltd.	P006738002	$15,000,000	$15,000,000
Federal Insurance Company	82047565	$10,000,000	$10,000,000
St. Paul Mercury Insurance Company	490PB1613	$20,000,000	$20,000,000

Item 6. Notice of claim should be sent to the Underwriter at: CNA Global Specialty Lines
Financial Insurance Division, Fidelity Bonding
40 Wall Street
New York, NY 10005

Item 7. The liability of the Underwriter is subject to the terms of the following riders attached hereto:
GSL2035XX Ed. 8/04 Tie in Limits Endorsement

Item 8. The Insured by the acceptance of this policy gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s) N/A, such termination or cancelation to be effective as of the time this policy becomes effective.

Item 9. Applicable State Tax or Surcharge: N/A

By [signature]
Authorized Representative
Date: October 12, 2007

EXCESS FIDELITY BOND

In consideration of the payment of the premium and in reliance upon all statements made and information provided to the Underwriter by the **Insured** and subject to the provisions of this policy, the Underwriter and the **Insured** agree as follows:

SECTION I. INSURING AGREEMENT

The Underwriter agrees to indemnify **Insured** for loss discovered during the **Bond Period**, which exceeds the **Underlying Insurance** but is otherwise properly payable according to the terms of the **Underlying Insurance**.

SECTION II. GENERAL AGREEMENTS

A. DEFINITIONS

Throughout this bond, the words "bond" and "policy" are interchangeable.

Bond Period means the period from the effective date and hour of this Bond as set forth in Item 2 of the Declarations, to the Policy expiration date and hour set forth in Item 2 of the Declarations, or its earlier cancellation date or termination date, if any.

Insured means those persons or organizations insured under the **Primary Underlying Insurance**, at its inception.

Named Insured means the organizations named in Item 1 of the Declarations.

Primary Underlying Insurance means the Policy scheduled in Item 5 of the Declarations.

Underlying Insurance means all those Policies scheduled in Item 5 of the Declarations and any Policies replacing them.

B. NOTICE TO UNDERWRITER OF LOSS OR LEGAL PROCEEDING

At the earliest practicable moment, not to exceed the notice requirements specified in the **Primary Underlying Insurance**, the **Named Insured** shall give the Underwriter notice thereof. Such notice is to be sent to: CNA Global Specialty Lines, Fidelity Bonding, 8th Floor, 40 Wall Street New York, NY 10005. Within six (6) months after such discovery, the **Named Insured** shall furnish the Underwriter proof of loss, duly sworn, with full particulars; and if requested by the Underwriter, copies of proof of loss presented to the **Primary Underlying Insurance.**

Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of sixty (60) days after the proof of loss if filed with the Underwriter or after the expiration of twenty-four (24) months from discovery of such loss.

SECTION III. CONDITIONS AND LIMITATIONS

A. UNDERLYING INSURANCE

This bond is subject to all terms and conditions of the **Primary Underlying Insurance** (except premium, limit of liability, and any other provision set forth in this bond). However, should any provision of this bond conflict with any provision of the **Underlying Insurance**, then the provisions of this bond shall control. All **Underlying Insurance** in effect at the inception of this bond shall be maintained in full effect during the **Bond Period**. If the **Underlying Insurance** is amended or modified during the **Bond Period**, the Underwriter shall be given written notice as required by the **Primary Underlying Insurance** and premium hereunder shall be adjusted as appropriate. Failure to comply with the foregoing shall not void this bond; however, in the event of such failure, the Underwriter shall only be liable to the same extent as if the **Underlying Insurance** remained in full force and with the terms and conditions agreed to by the Underwriter.

EXCESS FIDELITY BOND

B. JOINT INSUREDS

If two or more **Insureds** are covered under this Bond, the first **Named Insured** shall act for all **Insureds**. Payment by the Underwriter to the first **Named Insured** for any loss sustained by any **Insured** shall fully release the Underwriter with respect to such loss. If the first named **Insured** ceases to be covered under this Bond, the **Insured** next named shall be considered as the first Named **Insured**. The liability of the Underwriter for loss sustained by all **Insureds** shall not exceed the amount for which the Underwriter would have been liable had all such loss been sustained by one **Insured**.

Knowledge possessed or discovery made by any **Insured** shall constitute knowledge or discovery by all **Insureds** for all purposes of this bond.

C. LIMIT OF LIABILITY

The Underwriter's liability for each single loss shall not exceed the applicable Single Loss Limit of Liability shown in Item 4 of the Declarations.

D. MAINTENANCE OF UNDERLYING INSURANCE

1. The **Underlying Insurance** shall be maintained during the **Bond Period** on the same terms and conditions in effect upon the inception date of this Bond, subject to any reduction of the limits of liability available under the **Underlying Insurance** solely by reason of payment in legal currency of losses covered thereunder. Except as provided in Section G. below, failure to comply with the foregoing shall not invalidate this Policy but the Insurer shall not be liable to a greater extent than if this condition had been complied with. To the extent that any **Underlying Insurance** is not maintained during the **Policy Period** (including any applicable Extended Reporting Period) on the same terms and conditions in effect upon the inception date of this Policy:
   a. the **Insureds** shall be deemed to be self-insured for any loss not covered under the **Underlying Insurance** due to such failure, and
   b. the **Underlying Limits** shall not be deemed to be depleted due to any loss payments covered under the **Underlying Insurance** on account of such changes in terms and conditions of such **Underlying Insurance**.

2. The **Named Entity** shall notify the Insurer in writing as soon as practicable before the effective date of any change in the terms and conditions of any **Underlying Insurance**. This Policy shall become subject to such changes only if and to the extent the Insurer agrees thereto by written endorsement to this Policy prior to the effective date of such changes, and only if the **Insureds** pay any additional premium required by the Insurer.

3. Notwithstanding any provisions of the **Underlying Insurance** to the contrary, for the purpose of the coverage afforded under this Policy, any exhaustion of any sub–limit of liability within the **Underlying Insurance** shall not be deemed to exhaust the **Underlying Insurance** and the **Insureds** shall be deemed to be self–insured for the amount of any loss in excess of such sub–limit up to the amount of the total limit of liability of the **Underlying Insurance**.

4. Failure of any **Underlying Insurance** to make payment due to insolvency or for any other reason, shall not reduce the **Underlying Insurance** Limit of Liability and this bond shall continue to respond only to loss in excess of that unreduced amount.

E. EXCLUSIONS

This bond does not directly or indirectly cover:

1. loss not reported to the Underwriter in writing within thirty (30) days after the termination of this bond;
2. loss resulting from the effects of nuclear fission or fusion or radioactivity;
3. loss of potential income, including but not limited to interest and dividends, not realized by an **Insured**;

EXCESS FIDELITY BOND

4. damage of any type for which an **Insured** is legally liable, except compensatory damages, but not multiples thereof, arising from a loss covered under this bond;
5. all costs, fees and expenses incurred by an **Insured** in establishing the existence of or amount of loss covered under this bond; or as a party to any legal proceeding even is such legal proceeding results in a loss covered under this bond;
6. loss resulting from indirect of consequential loss of any nature.

F. CONFORMITY

If any limitation embodied herein is prohibited by any law controlling the construction thereof, such limitation will be deemed to be amended to comply with the minimum requirements of such law.

G. TERMINATION

This Bond shall apply in conformance with the termination and/or cancellation provisions of the **Primary Policy**; provided that, in the event of the occurrence of the following, this bond shall terminate:

- immediately upon the appointment of a trustee, receiver, or liquidator of any **Insured** or the taking over of any **Insured** by State or Federal officials; or
- immediately upon the dissolution or takeover of any **Insured**; or
- immediately upon the exhaustion of the Aggregate Limit of Liability; or
- immediately upon the expiration of the **Bond Period**; or
- immediately upon the cancellation, termination or non-renewal of the any of the **Underlying Insurance**.

H. CHANGE OR MODIFICATION

This bond or any amendment affecting same may not be changed or modified orally. No change in or modification of this bond shall be effective except when made by written endorsement to this bond duly executed by the Underwriter.

G. ECONOMIC AND TRADE SANCTIONS

This policy does not provide coverage for **Insureds**, transaction or that part of loss that is uninsurable under the laws or regulations of the United States concerning trade or economic sanctions.

IN WITNESS WHEREOF, the Underwriter has caused this Policy to be executed by its Chairman and Secretary, but this Policy shall not be binding upon the Underwriter unless completed by the attachment of the Declarations and signed by a duly authorized representative of the Underwriter.

Chairman of the Board

Secretary

CNA

Tie In Limits Endorsement

In consideration of the premium paid for this Policy, it is hereby agreed that the aggregate Limit of Liability of this Policy shall be reduced by any amount paid by the Insurer or by any affiliate of the Insurer under Policy Number(s) 287145363 with the **Policy Period(s)** of 07/01/2007 – 07/01/2008 issued to or for the benefit of FMR Corp. or any affiliate thereof. In the event that such Limit of Liability stated in the Declarations is exhausted by payment of **Loss** under this Policy or Policy No. 287145363, any and all obligations of the Insurer under both Policies shall be deemed to be completely fulfilled and extinguished.

All other terms and conditions of the Policy remain unchanged.

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown below.

By Authorized Representative ______________________________

(No signature is required if issued with the Policy or if it is effective on the Policy Effective Date)

Policy Number: FB0704542

Lloyd's Policy

The Members of each syndicate whose syndicate number is shown in the definitive list of Lloyd's participations attached agree to (re)insure the (re)insured against loss as provided by the terms of this Policy.

The Members of a syndicate shown in the list have, as a syndicate, underwritten the proportion of this Policy shown next to the syndicate number. Individually, each member of a syndicate has underwritten a share of the syndicate's proportion. Each member's liability under the Policy is several for that member's share alone and not joint for the other members' shares. No member is responsible for the liability under the Policy of any other member (whether in the same syndicate or any other syndicate). Further, no member is responsible for the liability of any other (re)insurer that may underwrite this Policy.

The identity of each member of each syndicate and their respective shares may be obtained from the Lloyd's Policy Signing Office (LPSO).

If any terms, clauses or conditions are unclear you are advised to contact your broker immediately.

This Policy is signed by the General Manager of Lloyd's Policy Signing Office on behalf of each of the subscribing Members.

R.C. Brown

FOR EMBOSSMENT BY LLOYD'S POLICY SIGNING OFFICE

Policy Number: FB0704542

Attaching to and forming part of Policy No B0823FB0704542:

Aon Professional Risks Lines Clause

This Insurer Policy shall indemnify the Assured for the risks and liabilities stated in the wording attached, which is hereby incorporated in and forms part of this Insurer Policy.

This Insurer Policy being for 100% of USD 18,000,000 part of USD 50,000,000, Underwriters hereon accept their pro rata proportion of:

(i) any loss, whether total or partial;

(ii) associated expenses, if any, and

(iii) the premium;

all as more fully specified in the wording attached hereto which is hereby incorporated in and forms part of this Insurer Policy.

The percentages signed in the Table are percentages of 100% of USD 18,000,000 part of USD 50,000,000 of the amount(s) of insurance stated herein.

823AON00348

Policy Number: FB0704542

SCHEDULE

Policy or Certificate Number: **B0823FB0704542**

The Name of the Assured:

ALL FIDELITY FUNDS AND AS MORE FULLY DESCRIBED IN THE UNDERLYING PRIMARY POLICY UNDERWRITTEN BY AMERICAN INTERNATIONAL SPECIALTY LINES INSURANCE COMPANY.

The Address of the Assured:

82 Devonshire Street
Mailstop VIID
Boston
Massachusetts 02109
United States of America

The Risk:

Excess Financial Institutions Bond Insurance as more fully described in the underlying Primary Policy issued by AISLIC.

The Interest:

Financial Institutions Bond Insurance as more fully described in the underlying Primary policy issued by AISLIC.

The Location:

U.S.A.

The Sum Insured:

USD18,000,000 any one loss/claim and in the aggregate for the period

Part of:

USD50,000,000 any one loss/claim and in the aggregate for the period

Excess of:

USD100,000,000 any one loss/claim and in the aggregate for the period

Which in turn is in excess of various deductibles as detailed more fully in the underlying Primary policy number 599-62-63

Policy Number: FB0704542

The Premium:

USD [redacted]

Total: USD [redacted]

Order hereon: [redacted]

The Period of Insurance:

From: 1 July 2007

To: 1 July 2008

both days at 12:01am Local Standard Time at the Principal Address of the Assured and for such further period or periods as may be mutually agreed upon

Dated in London: 28 August 2007

04/09/2006
LMA3045

Policy Number: FB0704542

Schedule

Type	Excess Financial Institutions Bond Insurance as more fully described in the underlying Primary Policy issued by AISLIC.
Name of Assured	ALL FIDELITY FUNDS AND AS MORE FULLY DESCRIBED IN THE UNDERLYING PRIMARY POLICY UNDERWRITTEN BY AMERICAN INTERNATIONAL SPECIALTY LINES INSURANCE COMPANY
Principal Address	82 Devonshire Street Mailstop VIID Boston Massachusetts 02109 United States of America
Policy Period	From: 1 July 2007 To: 1 July 2008 Both days at 12.01 a.m. local standard time at the principal address of the Assured.
Interest	Financial Institutions Bond Insurance as more fully described in the underlying Primary policy issued by AISLIC
Policy Limits	USD18,000,000 any one loss/claim and in the aggregate for the period Part of: USD50,000,000 any one loss/claim and in the aggregate for the period Excess of: USD100,000,000 any one loss/claim and in the aggregate for the period Which in turn is in excess of various deductibles as detailed more fully in the underlying Primary policy number 599-62-63
Loss to be notified to	Underwriters via Aon Limited, Professional Risks, 8 Devonshire Square, London, EC2M 4PL.
Person(s) nominated to accept Service of Process	Mendes & Mount
Claims Payable	USD
Conditions	Aon Short Excess Form to follow all other terms and conditions except as specifically amended herein as and to follow the underlying Primary Policy issued by the American International Specialty Lines Insurance Company

Policy Number: **FB0704542**

Supplemental Clauses	LSW 3333 - (Re)insurer's liability several not joint
	U.S. Terrorism Risk Insurance Act of 2002 As Amended New & Renewal Business Endorsement (APR/FI amended version) - LMA5052 (amended)
	War And Terrorism Exclusion - NMA2918
	Premium Payment Warranty - (ab initio) amended to 76 days - LSW585 (amended)
	Special Cancellation Clause
	Toxic Mould, Asbestos and Lead Exclusion
	Order of Payments Clause
	Service of Suit Clause (U.S.A)
	Interlocking Clause
Choice of Law and Jurisdiction	Any dispute concerning the interpretation of the terms, conditions, limitations and/or exclusions contained in this policy is understood and agreed by both the insured and the insurers to be subject to the laws of the State of Massachusetts of the United States of America. Each party agrees to submit to the jurisdiction of any court of competent jurisdiction within the United States of America to comply with all requirements necessary to give such court jurisdiction.
Territorial Limits	In respect of claims brought against the Insured and indemnified under this policy, as more fully described herein, the applicable choice of law is Worldwide and the choice of jurisdiction is Worldwide.

Policy Number: **FB0704542**

A.W.G.S. EXCESS WORDING
(COSTS INCLUSIVE)

ATTACHING to and forming part of Lloyd's Policy No: 823/FB0704542

To indemnify the Assured for

(i) loss or losses sustained by the Assured, or

(ii) claim or claims first made against the Assured,

during the period of insurance hereon up to this Policy's amount of liability (as hereinafter specified) in the aggregate, the excess of the Underlying Policy/ies limits (as hereinafter specified) in the aggregate, the latter amount being the subject of Indemnity Policy/ies (as hereinafter specified) or any Policy/ies issued in substitution or renewal thereof for the same amount effected by the Assured and hereinafter referred to as "the Underlying Policy/ies".

This Policy's amount of liability: USD50,000,000 any one loss/claims and in the aggregate

Underlying Policy/ies limits: USD100,000,000 which is in turn excess of original retentions as per AIG Binder number 599-62-63

1. Liability to pay under this Policy shall not attach unless and until the Underwriters of the Underlying Policy/ies shall have paid or have admitted liability or have been held liable to pay, the full amount of their indemnity inclusive of costs and expenses.

2. It is a condition of this Policy that the Underlying Policy/ies shall be maintained in full effect during the currency of this Policy except for any reduction of the aggregate limits contained therein solely by payment of claims or of legal costs and expenses incurred in defence or settlement of such claims.

3. If by reason of the payment of any claim or claims or legal costs and expenses by the Underwriters of the Underlying Policy/ies during the period of this Insurance, the amount of indemnity provided by such Underlying Policy/ies is:-

   (a) Partially reduced, then this Policy shall apply in excess of the reduced amount of the Underlying Policy/ies for the remainder of the period of insurance;

   (b) Totally exhausted, then this Policy shall continue in force as Underlying Policy until expiry hereof.

4. In the event of a loss or claim arising to which the Underwriters hereon may be liable to contribute, no costs shall be incurred on their behalf without their consent being first obtained (such consent not to be unreasonably withheld). No settlement of a loss or claim shall be effected by the Assured for such a sum as will involve this Policy without the consent of Underwriters hereon.

5. Any claim(s) made against the Assured or the discovery by the Assured of any loss(es), or any circumstances of which the Assured becomes aware during the subsistence hereof which are likely to give rise to such a claim or loss, shall, if it appears likely that such claim(s) or loss(es) plus costs and expenses incurred in the defence or settlement of such claim(s) or loss(es) may exceed the indemnity available under the Policy/ies of the Primary and Underlying Excess Insurers, be notified immediately by the Assured in writing to the Underwriters hereon.

6. All recoveries or payments recovered or received subsequent to a loss settlement under this Policy shall be applied as if recovered or received prior to such settlement and all necessary adjustments shall then be made between the Assured and the Underwriters provided always that nothing in this Policy shall be construed to mean that loss settlements under this Policy are not payable until the Assured's ultimate net loss has been finally ascertained.

7. Except as otherwise provided herein this Policy is subject to the same terms, exclusions, conditions and definitions as the Policy of the Primary Insurers. No amendment to the Policy of the Primary Insurers during the period of this Policy in respect of which the Primary Insurers require an additional premium or a deductible shall be effective in extending the scope of this Policy until agreed in writing by the Underwriters.

8. If the Assured shall prefer any claim knowing the same to be false or fraudulent, as regards amount or otherwise, this Policy shall become void and all claims hereunder shall be forfeited.

Policy Number: FB0704542

The following clause(s) attach to and form part of the contract.

LMA3333
(Re)insurer's liability several not joint

The liability of a (re)insurer under this contract is several and not joint with other (re)insurers party to this contract. A (re)insurer is liable only for the proportion of liability it has underwritten. A (re)insurer is not jointly liable for the proportion of liability underwritten by any other (re)insurer. Nor is a (re)insurer otherwise responsible for any liability of any other (re)insurer that may underwrite this contract.

The proportion of liability under this contract underwritten by a (re)insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together) is shown next to its stamp. This is subject always to the provision concerning "signing" below.

In the case of a Lloyd's syndicate, each member of the syndicate (rather than the syndicate itself) is a (re)insurer. Each member has underwritten a proportion of the total shown for the syndicate (that total itself being the total of the proportions underwritten by all the members of the syndicate taken together). The liability of each member of the syndicate is several and not joint with other members. A member is liable only for that member's proportion. A member is not jointly liable for any other member's proportion. Nor is any member otherwise responsible for any liability of any other (re)insurer that may underwrite this contract. The business address of each member is Lloyd's, One Lime Street, London EC3M 7HA. The identity of each member of a Lloyd's syndicate and their respective proportion may be obtained by writing to Market Services, Lloyd's, at the above address.

Proportion of liability

Unless there is "signing" (see below), the proportion of liability under this contract underwritten by each (re)insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together) is shown next to its stamp and is referred to as its "written line".
Where this contract permits, written lines, or certain written lines, may be adjusted ("signed"). In that case a schedule is to be appended to this contract to show the definitive proportion of liability under this contract underwritten by each (re)insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together). A definitive proportion (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of a Lloyd's syndicate taken together) is referred to as a "signed line". The signed lines shown in the schedule will prevail over the written lines unless a proven error in calculation has occurred.

Although reference is made at various points in this clause to "this contract" in the singular, where the circumstances so require this should be read as a reference to contracts in the plural.

Policy Number: FB0704542

U.S. TERRORISM RISK INSURANCE ACT OF 2002, AS AMENDED IN FORCE BUSINESS ENDORSEMENT

This Endorsement is issued in accordance with the terms and conditions of the U.S. Terrorism Risk Insurance Act of 2002 ("TRIA"), as amended by the U.S. Terrorism Risk Insurance Extension Act of 2005 ("TRIEA"), and as summarised in the Policyholder Disclosure Notice of Terrorism Insurance Coverage LMA9004.

In consideration of an additional premium of USD 14,166.95 paid, it is hereby noted and agreed with effect from inception that the Terrorism exclusion to which this insurance is subject, shall not apply to any "insured loss" directly resulting from any "act of terrorism", as defined in TRIA, as amended by TRIEA.

The coverage afforded by this Endorsement is only in respect of any "insured loss" of the type insured by this policy directly resulting from an "act of terrorism", as defined in TRIA. The coverage provided by this Endorsement shall expire at 12:00 midnight December 31, 2007, the date on which the TRIA Program, as amended by TRIEA, is scheduled to terminate or the expiry date of the policy, whichever occurs first, and shall not cover any losses or events which arise after the earlier of these dates. The Terrorism exclusion, to which this insurance is subject, applies in full force and effect to any other losses and any act or events that are not included in said definition of "act of terrorism". The Terrorism exclusion, to which this insurance is subject, applies in full force and effect to any other losses and any act or events that are not included in said definition of "act of terrorism".

This Endorsement only affects the Terrorism exclusion to which this insurance is subject. All other terms, conditions, insured coverage and exclusions of this insurance, including applicable limits and deductibles, remain unchanged and apply in full force and effect to the coverage provided by this insurance.

Furthermore the Underwriter(s) will not be liable for any amounts for which they are not responsible under the terms of TRIA, as amended by TRIEA (including subsequent action of Congress pursuant to TRIA, as amended by TRIEA) due to the application of any clause which results in a cap on the Underwriter'(s)' liability for payments for terrorism losses.

LMA5052
22/12/05

Policy Number: FB0704542

WAR AND TERRORISM EXCLUSION ENDORSEMENT

Notwithstanding any provision to the contrary within this insurance or any endorsement thereto it is agreed that this insurance excludes loss, damage, cost or expense of whatsoever nature directly or indirectly caused by, resulting from or in connection with any of the following regardless of any other cause or event contributing concurrently or in any other sequence to the loss;

1. war, invasion, acts of foreign enemies, hostilities or warlike operations (whether war be declared or not), civil war, rebellion, revolution, insurrection, civil commotion assuming the proportions of or amounting to an uprising, military or usurped power; or

2. any act of terrorism.

   For the purpose of this endorsement an act of terrorism means an act, including but not limited to the use of force or violence and/or the threat thereof, of any person or group(s) of persons, whether acting alone or on behalf of or in connection with any organisation(s) or government(s), committed for political, religious, ideological or similar purposes including the intention to influence any government and/or to put the public, or any section of the public, in fear.

This endorsement also excludes loss, damage, cost or expense of whatsoever nature directly or indirectly caused by, resulting from or in connection with any action taken in controlling, preventing, suppressing or in any way relating to 1 and/or 2 above.

If the Insurers allege that by reason of this exclusion, any loss, damage, cost or expense is not covered by this insurance the burden of proving the contrary shall be upon the Insured.

In the event any portion of this endorsement is found to be invalid or unenforceable, the remainder shall remain in full force and effect.

08/10/01
NMA2918

Policy Number: **FB0704542**

PREMIUM PAYMENT WARRANTY
(amended to 76 days)

IT IS WARRANTED that all Premiums due to the Underwriters under this Policy are paid within 76 days from Inception.

Non-receipt by Underwriters of such premiums by Midnight on the Premium Due date shall render this Insurance Policy void with effect from Inception.

LSW 585

207CR

SPECIAL CANCELLATION CLAUSE

In the event that an Underwriter:

(a) ceases underwriting (wholly or in part) or formally announces its intention to do so; or

(b) is the subject of an order or resolution for winding up or formally proposes a scheme of arrangement; or

(c) has its authority to carry on insurance business withdrawn or modified; or

the Assured may terminate that Underwriter's participation on this risk forthwith by giving notice and the premium payable to that Underwriter shall be pro rata to the time on risk, subject to full release of liability from the Assured.

All other terms, conditions and limitations remain unaltered.

Policy Number: **FB0704542**

TOXIC MOULD, ASBESTOS AND LEAD EXCLUSION

It is understood and agreed that in respect of Professional Liability this Policy does not apply:

1. to Loss incurred in connection with any claim directly or indirectly arising out of, resulting from or in any way related to Fungi, whether or not there is another cause of loss which may have contributed concurrently or in any sequence to such loss; provided, however, that this exclusion shall not apply to loss incurred as a result of wrongful acts solely in connection with any investment by an Assured on behalf of a customer or client in the stock of any entity experiencing any of the foregoing activities.

   FUNGI AS UTILISED HEREIN SHALL MEAN ANY FUNGUS OR MYCOTA OR ANY BYPRODUCT OR TYPE OF INFESTATION PRODUCED BY SUCH FUNGUS OR MYCOTA, INCLUDING BUT NOT LIMITED TO, MOULD, MILDEW, MYCOTINS, SPORES, OR ANY BIOGENIC AEROSOLS.

2. to loss incurred in connection with any claim directly or indirectly arising out of, resulting as a consequence of, or related to the manufacture, mining, processing, distribution, testing, remediation, removal, storage, disposal, sale, use of, or exposure to asbestos or materials or products containing asbestos, whether or not there is another cause of Loss which may have contributed concurrently or in any sequence to such Loss, provided, however, that this exclusion shall not apply to loss incurred as a result of wrongful acts solely in connection with any investment by an Assured on behalf of a customer or client in the stock of any entity experiencing any of the foregoing activities.

3. to loss incurred in connection with any claim based upon, arising from, or in any way attributable to lead or lead contained products, provided, however, that this exclusion shall not apply to loss incurred as a result of wrongful acts solely in connection with any investment by an Assured on behalf of a customer or client in the stock of any entity experiencing any of the foregoing activities.

All other terms and conditions remain unaltered.

Policy Number: FB0704542

ORDER OF PAYMENTS CLAUSE

1. In the event of a Loss arising from a claim or claims for which payment is due under the provisions of this policy, the Underwriters shall, at the written request of the Independent Trustees:

   (a) first pay any loss of the Independent Trustee(s) under this policy, and/or
   (B) RESERVE ANY REMAINING LIMIT OF LIABILITY IN AN AMOUNT NO GREATER THAN USD50 MILLION TO PAY ANY OTHER LOSS OF THE INDEPENDENT TRUSTEES; AND/OR
   (c) pay any loss of any other Assured(s) for which coverage is provided under this policy.

2. In the event the Underwriters, pursuant to such written request, reserve all or part of the Limit of Liability to pay any other Loss of Independent Trustees, the Underwriters shall at any time in the future, at the written request of the Independent Trustees, release payment for any Loss described in (A) or (C) above.

3. This endorsement shall not increase the Underwriters' maximum limit of liability under this policy.

"Independent Trustee" as used herein shall have the meaning attributed in the Investment Company Act of 1940.

All other terms and conditions remain unchanged.

Policy Number: **FB0704542**

SERVICE OF SUIT CLAUSE (U.S.A.)

It is agreed that in the event of the failure of the Underwriters hereon to pay any amount claimed to be due hereunder, the Underwriters hereon at the request of the Insured (or Reinsured), will submit to the jurisdiction of a Court of competent jurisdiction within the United States. Nothing in this Clause constitutes or should be understood to constitute a waiver of Underwriters' rights to commence an action in any Court of competent jurisdiction in the United States, to remove an action to a United States District Court, or to seek a transfer of a case to another court as permitted by the laws of the United States or of any State in the United States.

It is further agreed that service of process in such suit may be made upon Mendes & Mount, 750 Seventh Avenue, New York, New York 10019-6829, and that in any suit instituted against any one of them upon this contract, Underwriters will abide by the final decision of such Court or of any Appellate Court in the event of an appeal.

The above referred to Service of Process Nominee is authorised and directed to accept service of process on behalf of Underwriters in any such suit and/or upon the request of the Insured (or Reinsured), to give a written undertaking to the Insured (or Reinsured), that they will enter a general appearance upon Underwriters' behalf in the event such a suit shall be instituted.

Further, pursuant to any statute of any state, territory or district of the United States which makes provision therefor, Underwriters hereon hereby designate the Superintendent, Commissioner or Director of Insurance or other officer specified for that purpose in the statute, or his successor or successors in office, as their true and lawful attorney upon whom may be served any lawful process in any action, suit or proceeding instituted by or on behalf of the Insured (or Reinsured), or any beneficiary hereunder arising out of this contract of insurance (or reinsurance), and hereby designate the above-named as the person to whom the said officer is authorised to mail such process or a true copy thereof.

24/4/86
269EA/NMA1998

It is agreed that this insurance is governed by the laws of the State of Massachusetts.

All other terms and conditions remain unchanged.

Policy Number: **FB0704542**

INTERLOCKING CLAUSE

It is understood and agreed that this Policy No. FB0704542 and Policy No. FB0704539 are subject to a combined aggregate limit of Underwriters' liability of USD50,000,000, and that erosion or exhaustion of the aggregate limit of liability applicable to either of said policies by reason of the payment of claims shall serve to erode or exhaust, as applicable, the aggregate limit of liability applicable to the other policy.

Policy Number: FB0704542

The Table of Syndicates referred to on the face of this Policy follows:

BUREAU REFERENCE 62064 26/09/07 **BROKER NUMBER** 0823

LPSO D.K.

BUREAU REFERENCE 62085 26/09/07 **BROKER NUMBER** 0823

PROPORTION %	SYNDICATE	UNDERWRITER'S REFERENCE
55.555	2488	AKFT67LH5081
27.778	2987	TW136B07T000
16.667	4000	00800D07AE

TOTAL LINE	No. OF SYNDICATES
100.000	3

THE LIST OF UNDERWRITING MEMBERS
OF LLOYDS IS IN RESPECT OF 2007
YEAR OF ACCOUNT

ZIGEX

Financial Institutions Excess Insurance Policy

Declarations

ZURICH

Zurich American Insurance Company (ZAIC)

Policy Number: EOC 9675294 01

Renewal of Number: EOC 9675294 00

Item 1. Named Insured and Mailing Address:
ALL FIDELITY FUNDS
82 DEVONSHIRE STREET
BOSTON, MA 02109

Producer:
AON FINANCIAL SERVICES GROUP
55 EAST 52ND STREET
NEW YORK, NY 10055

Item 2. Limit of Liability: $12,000,000 part of $50,000,000 excess of $100,000,000 in the aggregate
Note that the Limit of Liability is reduced or exhausted by Defense Costs.

Item 3. "Underlying Insurance":

(A) "Primary Policy":	Financial Institutions Fidelity Bond
Insurer:	American International Specialty Lines Insurance Company
Policy Number:	0599 6516
Limit of Liability:	$25,000,000 with a retention of $400,000
(B) Other Policy(ies):	(see Endorsement No. 1)
Insurer:	
Policy Number:	
Limit of Liability:	

Item 4. "Policy Period": From 12:01 a.m. on 07/01/2007 To 12:01 a.m. on 07/01/2008.
Local time at the address shown in Item 1.

Item 5. Endorsement(s) Effective at Inception: See Endorsement numbers 1 – 2 as attached.

Item 6. Premium: [redacted]

In witness whereof, the "Insurer" issuing this policy has caused this policy to be signed by its authorized officers, but it shall not be valid unless also signed by the duly authorized representative of the "Insurer".

ZURICH AMERICAN INSURANCE COMPANY (ZAIC)

Peter B. [signature]
Authorized Representative

October 9, 2007
Date

[signature]
President

[signature]
Corporate Secretary

U-ES-D-10047-A CW (4/98)

ZIGEX

Financial Institutions Excess Insurance Policy

ZURICH

In consideration of the payment of the premium and in reliance on all statements made and information furnished to the Company providing this insurance as indicated on the Declarations (hereinafter called the "Insurer"), and to the issuers of the "Underlying Insurance", all of which are made a part hereof, and subject to all of the provisions of this Policy, the "Insurer" and the "Insured(s)" agree as follows:

I. INSURING AGREEMENT

The "Insurer" shall provide the "Insured(s)" with excess insurance coverage over the "Underlying Insurance" as set forth in Item 3. of the Declarations during the "Policy Period" set forth in Item 4. of the Declarations. Coverage hereunder shall attach only after all such "Underlying Insurance" has been reduced or exhausted by payments for losses and shall then apply in conformance with the same provisions, limitations, conditions and warranties of the "Primary Policy" at inception, except for premium, limit of liability and as otherwise specifically set forth in the provisions of this Policy. In no event shall coverage under this Policy be broader than coverage under any "Underlying Insurance".

II. POLICY DEFINITIONS

A. "Named Entity" means the organization named in Item 1. of the Declarations.

B. "Insured(s)" means the "Named Entity" and those persons or organization(s) insured under the "Primary Policy", at its inception.

C. "Policy Period" means the period from the effective date and hour of this Policy as set forth in Item 4. of the Declarations, to the Policy expiration date and hour set forth in Item 4. of the Declarations, or its earlier cancellation date or termination date, if any.

D. "Primary Policy" means the policy scheduled in Item 3. (A) of the Declarations.

E. "Pollutants" mean any substance located anywhere in the world exhibiting any hazardous characteristics as defined by, or identified on a list of hazardous substances issued by, the United States Environmental Protection Agency or a state, county, municipality or locality counterpart thereof. Such substances shall include, without limitation, solids, liquids, gaseous or thermal irritants, contaminants or smoke, vapor, soot, fumes, acids, alkalis, chemicals or waste materials. "Pollutants" shall also mean any other air emission, odor, waste water, oil or oil products, infectious or medical waste, asbestos or asbestos products and noise.

F. "Underlying Insurance" means all those polices scheduled in Item 3. of the Declarations. Such policies may include, but are not limited to, policies written on a claims made or reported basis or bonds written on a discovery basis.

III. MAINTENANCE OF "UNDERLYING INSURANCE"

All of the "Underlying Insurance" schedule in Item 3. of the Declarations shall be maintained during the "Policy Period" in full effect, except for any reduction of the aggregate limit(s) of liability available under the "Underlying Insurance" solely by reason of payment of loss thereunder. Failure to comply with the foregoing shall not invalidate this Policy but the "Insurer" shall not be liable to a greater extent than if this condition had been complied with. To the extent that any "Underlying Insurance" is not maintained in full effect during the currency of this "Policy Period", then the "Insured(s)" shall be deemed to have retained any loss for the amount of the limit of liability of any "Underlying Insurance" which is not maintained as set forth above.

In the event of a change to any "Underlying Insurance" by rewrite, endorsement or otherwise, coverage under this Policy shall become subject to such change only if and to the extent the "Insurer's" consent to such change is endorsed in writing on or to this Policy. If such consent is not endorsed in writing on or to this Policy, the "Insurer" shall not be liable to a greater extent than it would have been in the absence of such change to the "Underlying Insurance".

It is further a condition of this Policy that the "Insurer" shall be notified in writing as soon as practicable of cancellation of any of the policies of "Underlying Insurance".

In the event of any actual or alleged (a) failure by the "Insured(s)" to give notice or to exercise any extensions under any "Underlying Insurance" or (b) misrepresentation or breach of warranties by any of the "Insured(s)" with respect to any "Underlying Insurance", the "Insurer" shall not be liable hereunder to a greater extent than it would have been in the absence of such actual or alleged failure, misrepresentation or breach.

IV. LIMIT OF LIABILITY

The amount of set forth in Item 2. of the Declarations shall be the maximum aggregate Limit of Liability of the "Insurer" and, shall be the maximum amount payable under this Policy for all loss or damages resulting from all claims or losses discovered during the "Policy Period".

Costs of defense shall be part of and not in addition to the Limit of Liability in Item 2. of the Declarations, and such costs of defense shall reduce the Limit of Liability stated in Item 2. of the Declarations.

V. DEPLETION OF UNDERLYING LIMIT(S)

In the event of the depletion of the limit(s) of liability of the "Underlying Insurance" solely as a result of actual payment of loss thereunder by the applicable insurers, this Policy shall, subject to the "Insurer's" Limit of Liability and to the other terms of this Policy, continue to apply to loss as excess insurance over the amount of insurance remaining under such "Underlying Insurance". In the event of the exhaustion of all of the limit(s) of liability of such "Underlying Insurance" solely as a result of payment of loss thereunder, the remaining limits available under this Policy shall, subject to the "Insurer's" Limit of Liability and to the other provisions of this Policy, continue for subsequent loss as primary insurance, and any retention specified in the "Primary Policy" shall be imposed under this Policy as to each claim made; otherwise no retention shall be imposed under this Policy.

This Policy only provides coverage excess of the "Underlying Insurance". This policy does not provide coverage for any loss not covered by the "Underlying Insurance" except and to the extent that such loss is not paid under the "Underlying Insurance" solely by reason of the reduction or exhaustion of the available "Underlying Insurance" through payments of loss thereunder. In the event the insurer of one ore more of the "Underlying Insurance" polices fails to pay loss in connection with any claim covered under the "Underlying Insurance" as a result of the insolvency, bankruptcy, or liquidation or said insurer, then the "Insured(s)" hereunder shall be deemed to have retained any loss for the amount of the limit of liability of said insurer which is not paid as a result of such insolvency, bankruptcy or liquidation.

If any "Underlying Insurance" bears an effective date which is prior to the effective date of this Policy and if any such insurance becomes exhausted or impaired by payment of loss with respect to any claim which shall be deemed to be made prior to the effective date of this Policy, then with respect to any claim made after the effective date of this Policy, the "Insured(s)" hereunder shall be deemed to have retained any loss for the amount of any such "Underlying Insurance" which is exhausted or impaired by payment of loss with respect to such claim made prior to the effective date of this Policy.

VI. CLAIM PARTICIPATION

The "Insured(s)" shall not admit liability, consent to any judgment, or agree to any settlement which is reasonably likely to involve the Limit of Liability of this Policy without the "Insurer's" consent, such consent not to be unreasonably withheld.

The "Insurer" may, at its sole discretion, elect to participate in the investigation, settlement or defense of any claim against any of the "Insured(s)" for matter covered by this Policy even if the "Underlying Insurance" has not been exhausted. If the "Insurer" elects to so participate, the "Insured" shall fully cooperate with the "Insurer".

All provisions of the "Underlying Insurance" are considered as part of this Policy except that it shall be the duty of the "Insured(s)" and not the duty of the "Insurer" to defend any claims against any of the "Insured(s)".

VII.SUBROGATION - RECOVERIES

In that this Policy is excess insurance coverage over the "Underlying Insurance", the "Insured(s)" and the "Insurer's" right of recovery against any person or other entity may not be exclusively subrogated. Despite the foregoing, in the event of any payment under this Policy, the "Insurer" shall be subrogated to all the "Insured's(s')" rights of recovery against any person or organization, and the "Insured(s)" shall execute and deliver instruments and papers and do whatever else is necessary to secure such rights.

Any amounts recovered after payment of loss hereunder shall be apportioned in the inverse order of payment to the extent of actual payment. The expenses of all such recovery proceedings shall be apportioned in the ration of respective recoveries.

VIII. NOTICE

The "Insurer" shall be given notice in writing as soon as is practicable in the event of (a) the cancellation of any "Underlying Insurance" and (b) any additional or return premiums charged or allowed in connection with any "Underlying Insurance". Notice regarding (a) and (b) above shall be given to: Zurich American Insurance Company, One Liberty Plaza, 30th Floor, New York, New York 10006, Attention: Diversified Financial Institutions Department.

The "Insurer" shall be given notice as soon as is practicable of any claim or any situation that could give rise to a claim under any "Underlying Insurance" when the "Insured" reasonably believes that such claim or situation is likely to result in loss or damages that exceed twenty-five percent (25%) of the sum of the "Underlying Limits" and any retention specified in the "Primary Policy". Notice of any claim to the "Insurer" shall be given in writing to: Zurich American Insurance Company, P.O. Box 307010, Jamaica, New York 11430-7010, Attention: Diversified Financial Institutions Claims Department.

IX. COMPANY AUTHORIZATION CLAUSE

By acceptance of this Policy, the "Named Entity" agrees to act on behalf of all of the "Insured(s)" with respect to the giving and receiving of notice of claim or cancellations, the payment of premiums and receiving of any returned premiums that may become due under this Policy, and the "Insured(s)" agree that the "Named Entity" shall in all cases be authorized to act on their behalf.

X. ALTERATION

No change in or modification of this Policy shall be effective except when made by endorsement signed by an authorized employee of the "Insurer" or any of its agents relating to this Policy.

XI. EXCLUSIONS

Notwithstanding any provisions of the "Underlying Insurance", the "Insurer" shall not be liable to make payment for loss in connection with any claim based upon, arising out of, directly or indirectly resulting from, or in consequence of, or in any way involving:

1. The actual, alleged or threatened discharge, release, escape, seepage, migration or disposal of "Pollutants" into or on real or personal property, water or the atmosphere, or
2. Any direction or request that any "Insured(s)" test for, monitor, clean up, remove, contain, treat, detoxify or neutralize "Pollutants", or any voluntary decision to do so.

XII. CONDITIONS

No action shall be taken against the "Insurer" unless, as a condition precedent, there shall have been full compliance with all the provisions of this Policy, nor until the amount of the "Insured's(s')" obligation to pay shall have been finally determined either by final and nonappealable judgment against the "Insured's(s')" after trial, or by written agreement of the "Insured(s)", the claimant and the "Insurer".

XIII. POLICY TERMINATION

This Policy shall terminate at the earliest of the following times:

1. The effective date of termination specified in written prior notice by the "Named Entity" to the "Insurer",
2. Upon expiration of the "Policy Period" as set forth in Item 4. of the Declarations,
3. Ten (10) days after receipt by the "Named Entity" of a written notice of termination from the "Insurer" for failure to pay a premium when due, or
4. At such time as may be agreed upon by the "Insurer" and the "Named Entity".

The "Insurer" shall refund the unearned premium computed at customary short rate if the Policy is terminated by the "Named Entity". Under any other circumstances the refund shall be computed pro rata.

Important Notice – In Witness Clause

ZURICH

In return for the payment of premium and subject to all the terms of the policy, the "Insurer" agrees with the "Insured(s)" to provide insurance as stated in this policy. This policy shall not be valid unless countersigned by the "Insurer's" duly authorized Representative.

In Witness Whereof, the "Insurer" has executed and attested these presents and, where required by law, has caused this policy to be countersigned by its duly authorized Representative.

Louis J. Mannello Jr.
President

Corporate Secretary

QUESTIONS ABOUT YOUR INSURANCE? Your agent or broker is best equipped to provide information about your insurance. Should you require additional information or assistance in resolving a complaint, call or write to the following (please have your policy or claim number ready):

Zurich North America
Customer Inquiry Center
1400 American Lane
Schaumburg, Illinois 60196-1056
1-800-382-2150 (Business Hours: 8 a.m. - 4 p.m. [CT])

Manuscript Endorsement

ZURICH

Named Insured: ALL FIDELITY FUNDS

Effective Date of Endorsement: 07/01/2007

To be attached to and form a part of
Policy Number: EOC 9675294 01

Endorsement Number: 1

This endorsement modifies insurance provided under the:

Financial Institutions Excess Insurance Policy

It is hereby understood and agreed that Item 3. (B) of the Declarations Page is deleted in its entirety and replaced with the following

(B) Other Policy(ies)	Excess Liability Insurance
Insurer	ACE
Policy Number	DOX G21661612 002
Limit of Liability	$15 million excess of $25 million
(C) Other Policy(ies)	
Insurer	Lloyds of London
Policy Number	FB0704541
Limit of Liability	$10 million excess of $40 million
(D) Other Policy(ies)	
Insurer	Endurance Insurance Company
Policy Number	P006738002
Limit of Liability	$15 million excess of $50 million
(E) Other Policy(ies)	
Insurer	Federal Insurance Company
Policy Number	82047565
Limit of Liability	$10 million excess of $65 million
(F) Other Policy(ies)	
Insurer	St. Paul Travelers
Policy Number	490PB1613
Limit of Liability	$20 million excess of $75 million
(G) Other Policy(ies)	
Insurer	Continental Casualty Company
Policy Number	287042220
Limit of Liability	$5 million excess of $95 million

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Signed by: Peter B. Hlyn
Authorized Representative

Date October 4, 2007

Endorsement # 2
Named Insured: ALL FIDELITY FUNDS
Policy Number: EOC 9675294 01
Effective Date: 07/01/2007

INTERLINE
01 21 01 02

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

NUCLEAR ENERGY LIABILITY EXCLUSION ENDORSEMENT

(Broad Form)

This endorsement modifies insurance provided under the following:

Financial Institutions Excess Insurance Policy

1. The insurance does not apply:

   A. To liability:

      (1) With respect to which an "insured" under the policy is also an insured under a nuclear energy liability policy issued by Nuclear Energy Liability Insurance Association, Mutual Atomic Energy Liability Underwriters, Nuclear Insurance Association of Canada or any of their successors, or would be an insured under any such policy but for its termination upon exhaustion of its limit of liability; or

      (2) Resulting from the "hazardous properties" of "nuclear material" and with respect to which **(a)** any person or organization is required to maintain financial protection pursuant to the Atomic Energy Act of 1954, or any law amendatory thereof, or **(b)** the "insured" is, or had this policy not been issued would be, entitled to indemnity from the United States of America, or any agency thereof, under any agreement entered into by the United States of America, or any agency thereof, with any person or organization.

   B. Under any Medical Payments coverage, to expenses incurred with respect to liability resulting from the "hazardous properties" of "nuclear material" and arising out of the operation of a "nuclear facility" by any person or organization.

   C. To liability resulting from "hazardous properties" of "nuclear material", if:

      (1) The "nuclear material" **(a)** is at any "nuclear facility" owned by, or operated by or on behalf of, an "insured" or **(b)** has been discharged or dispersed therefrom;

      (2) The "nuclear material" is contained in "spent fuel" or "waste" at any time possessed, handled, used, processed, stored, transported or disposed of, by or on behalf of an "insured"; or

      (3) The liability arises out of the furnishing by an "insured" of services, materials, parts or equipment in connection with the planning, construction, maintenance, operation or use of any "nuclear facility", but if such facility is located within the United States of America, its territories or possessions or Canada, this exclusion (3) applies only to "property damage" to such "nuclear facility" and any property thereat.

2. As used in this endorsement:

   "Hazardous properties" includes radioactive, toxic or explosive properties.

   "Nuclear material" means "source material", "special nuclear material" or "by-product material".

   "Source material", "special nuclear material", and "by-product material" have the meanings given them in the Atomic Energy Act of 1954 or in any law amendatory thereof.

   "Spent fuel" means any fuel element or fuel component, solid or liquid, which has been used or exposed to radiation in a "nuclear reactor".

   "Waste" means any waste material **(a)** containing "by-product material" other than the tailings or wastes produced by the extraction or concentration of uranium or thorium from any ore processed primarily for its "source material" content, and **(b)** resulting from the operation by any person or organization of any "nuclear facility" included under the first two paragraphs of the definition of "nuclear facility".

"Nuclear facility" means:

(a) Any "nuclear reactor";

(b) Any equipment or device designed or used for **(1)** separating the isotopes of uranium or plutonium, **(2)** processing or utilizing "spent fuel", or **(3)** handling, processing or packaging "waste";

(c) Any equipment or device used for the processing, fabricating or alloying of "special nuclear material" if at any time the total amount of such material in the custody of the "insured" at the premises where such equipment or device is located consists of or contains more than 25 grams of plutonium or uranium 233 or any combination thereof, or more than 250 grams of uranium 235;

(d) Any structure, basin, excavation, premises or place prepared or used for the storage or disposal of "waste";

and includes the site on which any of the foregoing is located, all operations conducted on such site and all premises used for such operations.

"Nuclear reactor" means any apparatus designed or used to sustain nuclear fission in a self-supporting chain reaction or to contain a critical mass of fissionable material.

"Property damage" includes all forms of radioactive contamination of property.

ZURICH

THIS ENDORSEMENT IS ATTACHED TO AND MADE PART OF YOUR POLICY.
THIS ENDORSEMENT DOES NOT GRANT ANY COVERAGE OR CHANGE THE TERMS AND CONDITIONS OF ANY COVERAGE UNDER THE POLICY.

DISCLOSURE OF PREMIUM (RELATING TO TERRORISM RISK INSURANCE ACT)

SCHEDULE*

Premium attributable to risk of loss from certified acts of terrorism for lines subject to TRIA:
$351.00

*Information required to complete this Schedule, if not shown above, will be shown in the Declarations.

A. Disclosure of Premium
In accordance with the federal Terrorism Risk Insurance Act of 2002 ("TRIA"), we are required to provide you with a notice disclosing the portion of your premium, if any, attributable to the risk of loss from terrorist acts certified under that Act for lines subject to TRIA. That portion of your premium attributable is shown in the Schedule of this endorsement or in the Declarations.

B. Disclosure of Federal Participation in Payment of Terrorism Losses
The United States Government, Department of the Treasury, will pay a share of terrorism losses insured under the federal program. The federal share equals 90% of that portion of the amount of such insured losses that exceeds the applicable insurer retention (85% for acts of terrorism in 2007).

C. Limitation of Liability and Termination of the Program
The Act currently provides for no insurance industry or United States government participation in terrorism losses that exceed $100 billion in any one calendar year. The federal program established by the Act is scheduled to terminate at the end of December 31, 2007 unless extended by the federal government.

D. Availability
As required by TRIA, we have made available to you for lines subject to TRIA coverage for losses resulting from acts of terrorism certified under TRIA with terms, amounts and limitations that do not differ materially from those for losses arising from events other than acts of terrorism.

E. Definition of Act of Terrorism
TRIA defines "act of terrorism" as any act that is certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States:

1. to be an act of terrorism;
2. to be a violent act or an act that is dangerous to human life, property or infrastructure;
3. to have resulted in damage within the United States, or outside of the United States in the case of an air carrier (as defined in section 40102 of Title 49, United States Code) or a United States flag vessel (or a vessel based principally in the United States, on which United States income tax is paid and whose insurance coverage is subject to regulation in the United States), or the premises of a United States mission; and
4. to have been committed by an individual or individuals acting on behalf of any foreign person or foreign interest as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

But, no act shall be certified by the Secretary as an act of terrorism if the act is committed as part of the course of a war declared by Congress (except for workers' compensation) or property and casualty insurance losses resulting from the act, in the aggregate, do not excee

Disclosure Statement

ZURICH

ALL FIDELITY FUNDS
EOC 9675294-01 EFF. 07/01/2007

It is our pleasure to present the enclosed policy to you

PLEASE FOLLOW THESE INSTRUCTIONS CAREFULLY:

1. **IF YOU COMMUNICATE WITH CUSTOMERS ONLY THROUGH A RETAIL AGENT OR BROKER:**

   When you present the policy to the agent or broker, we require that you also provide the attached/enclosed disclosure statement for submission to the customer. We request that you provide an instruction to the agent or broker, similar in content to this one, so that it is clear to them that they are to provide the customer with the disclosure statement along with the policy.

2. **IF YOU COMMUNICATE WITH CUSTOMERS DIRECTLY, EVEN THOUGH THERE MAY BE A RETAIL AGENT OR BROKER:**

   We require that you provide the attached/enclosed disclosure statement to the customer along with the policy.

   Once again, thank you for your interest, and we look forward to meeting your needs and those of your customers.

Disclosure Statement

ALL FIDELITY FUNDS
EOC 9675294-01 EFF. 07/01/2007

It is our pleasure to present the enclosed policy to you
for presentation to your customer.

INSTRUCTION TO AGENT OR BROKER:

WE REQUIRE THAT YOU TRANSMIT THE ATTACHED/ENCLOSED DISCLOSURE STATEMENT TO THE CUSTOMER WITH THE POLICY.

Once again, thank you for your interest, and we look forward to meeting your needs and those of your customers.

Disclosure Statement

ZURICH

ALL FIDELITY FUNDS
EOC 9675294-01 EFF. 07/01/2007

ZURICH WHOLESALER COMPENSATION DISCLOSURE

Dear Policyholder:

On behalf of Zurich, we are glad you have chosen us to help your company manage its risks. We look forward to meeting your insurance needs.

Your agent or broker has chosen to use a Wholesaler to access Zurich for your insurance coverage. Wholesalers are businesses that specialize in specific types of insurance coverage or serve customer groups with particular insurance needs. The Wholesaler, like your agent or broker, is an independent businessperson or team of people not employed by Zurich or any other insurance company.

The Wholesaler delivers your Zurich policy to your agent or broker. Zurich is not paying the Wholesaler any base commission or contingent compensation in connection with your policy. Zurich is not a party to the commission arrangement between the Wholesaler and your agent or broker. Therefore, Zurich does not always know the commission your broker or agent receives as compensation for your policy.

For further information, please go to **http://www.zurichna.com.** Click on the information link located on the Agent/Broker Compensation Disclosure section. Where appropriate, insert the Access Code provided below, and you will be able to view this information. Alternatively, you may call (877) 347-6465 to obtain this type of information.

Thank you.

Access Code: 0112893655